EAGLE POINT INCOME COMPANY INC.

600 STEAMBOAT ROAD, SUITE 202
GREENWICH, CONNECTICUT 06830

July 23, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Eagle Point Income Company Inc.

Registration Statement on Form N-2

File Numbers: 333-231921; 811-23384

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eagle Point Income Company Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-231921; 811-23384) (the “Registration Statement”) so that such Registration Statement may be declared effective at 3:00 p.m., Eastern Time, on Tuesday, July 23, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Cynthia C. Bien of Dechert LLP at (202) 261-3431, and that such effectiveness also be confirmed in writing.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Eagle Point Income Company Inc.

By:	/s/ Kenneth P. Onorio
	Name:	Kenneth P. Onorio
	Title:	Chief Financial Officer